January 3, 2020

Ray Grimm
Chief Executive Officer and Director
New You, Inc.
3246 Grey Hawk Court
Carlsbad, California 92010

       Re: New You, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 19, 2019
           File No. 333-234577

Dear Mr. Grimm:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2019 letter.

Form S-1/A filed December 19, 2019

Cover Page

1. We note your response to prior comment one and revisions to the Plan of Distribution disclosure. Please also revise the cover page.
Business Overview, page 5

2. We note your response to prior comment four. Your summary should provide a brief, non-generic discussion of the most material aspects of your company and your offering.
       Please expand to include a brief description of your products, beyond "unique and proprietary CBD products."
 Ray Grimm
FirstName Inc.
New You, LastNameRay Grimm
Comapany2020
January 3, NameNew You, Inc.
Page 2
January 3, 2020 Page 2
FirstName LastName
Risks Relating To Our Business and Industry
Our Internal Controls and Accounting Methods May Require Modification, page 11

3. We note the disclosure of the material weaknesses on pages 11 and 12. We also note your discussion that controls at your subservice organization were not designed or operating effectively so as to ensure that the revenue and commission expense recognized in the your financial statements were materially correct. Please revise to disclose more details of these material weaknesses and the impact that these had on your financial statements.
         Also, address your remediation efforts for these material weaknesses. Description of Business, page 19

4. We note your revisions in response to prior comment 11 but we note the continued use of certain terms such as beta-cayophllene and medium-chain triglyceride. Please revise to explain these and any other technical terms.
5. We note your revisions in response to prior comments 14 and 18. Please revise to clarify that beverages are considered food under the definition in the Federal Food, Drug and
         Cosmetic Act, and revise to explain specifically how the FDA regulations you discuss under "Regulatory Requirements" apply to each of your products. As a non-exclusive example, please address whether the Caffe Canna product is considered a "food" under the statute. In addition, please revise to explain how each of your products is intended to be used.
Directors and Executive Officers, page 24

6. It is not clear you have complied with prior comment 23, as you have not described the principal employment of Mr. Grimm from 2014-2018, and you have not identified any time frames in Mr. Mehta's biography. Please revise.
Unaudited Condensed Consolidated Financial Statements of New You Inc.
Note 1. Organization and Significant Accounting Policies
Use of Estimates, page F-5

7. We reference your response to comment 28. You indicate that there was no stock-based compensation during the periods presented. We note, however, on page 3 that shares were issued to employees and consultants apparently during the three months ended September
         30, 2019 and from page F-12 that common shares were issued subsequent to September
         30, 2019 for services yet to be rendered. We also note from page F-32 that share-based expense for the year ended December 31, 2018 and 2017 was $29,750 and $127,500. Please reconcile your response to these disclosures and revise your
         filing accordingly.
 Ray Grimm
FirstName Inc.
New You, LastNameRay Grimm
January 3, NameNew You, Inc.
Comapany2020
Page 3
January 3, 2020 Page 3
FirstName LastName
Revenue Recognition, page F-6

8. We reference your response to comment 29 that you only sell products that are similar in nature and that none of the products or geographical locations of your sales affect the nature, amount, timing or uncertainty of your revenues and cash flows. Please provide a thorough analysis of how you arrived at that conclusion, including that all products are similar and disaggregated disclosures are not required.
Audited Financial Statements of New You, Inc.
3. Note Payable, page F-33

9. We note your response to comment 30. Please provide us your calculation of the gain on the settlement of notes payable resulting from the debt extinguishment.
       You may contact Jenn Do at 202-551-3743 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact
Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Joe Laxague